Exhibit 12

IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Three	December 31,
	Months Ended	(Thousands of Dollars)
	March 31,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income from continuing operations
before income taxes	$29,478	$115,452	$103,326	$60,830	$31,063	$22,036
Adjust for distributed income of equity
investees	1,326	(9,347)	(10,370)	1,990	(2,136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	(48)	(435)	(211)
Fixed charges, as below	16,893	65,745	64,379	66,137	68,134	62,658
Total earnings, as defined	$47,697	$171,850	$157,336	$128,909	$96,626	$81,939

Fixed charges, as defined:
Interest charges	$16,691	$64,720	$62,962	$61,269	$64,813	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915	857
Rental interest factor	202	1,025	1,417	1,652	1,406	1,770
Total fixed charges, as defined	$16,893	$65,745	$64,379	$66,137	$68,134	$62,658

Ratio of earnings to fixed charges	2.82x	2.61x	2.44x	1.95x	1.42x	1.31x